EXHIBIT 99.1

PRECISION OPTICS CORPORATION, INC.
Important Factors Regarding Forward-Looking Statements

In our annual report on Form 10-KSB for the fiscal year ended June 30, 2004 and from time to time in public statements made by our management, we have made and will continue to make forward-looking statements about our business, including predictions about our future financial performance. Our actual results may differ significantly from the results predicted in our annual report and in future public statements. Factors that might cause such a difference include, but are not limited to, the factors discussed below:

Our Quarterly Financial Results Depend on a Large Number of Factors and Therefore May Vary Quarter to Quarter--As a Result, We Cannot Predict with a High Degree of Certainty Our Operating Results in Any Particular Fiscal Quarter.

Our quarterly operating results may vary significantly depending upon factors such as:

•	the timing of completion of significant orders

•	the timing and amount of our research and development expenditures

•	the costs of initial product production in connection with new products

•	the timing of new product introductions -- both by us and by our competitors

•	the timing and level of market acceptance of new products or enhanced versions of our existing products

•	our ability to retain existing customers and customers’ continued demand for our products and services

•	our customers’ inventory levels, and levels of demand for our customers’ products and services

•	competitive pricing pressures

We cannot be certain whether we will be able to grow or sustain revenues or achieve or maintain profitability on a quarterly or annual basis or that levels of revenue and/or profitability may not vary from one such period to another.

We May Need to Raise Additional Funds in The Future - If We Cannot Obtain Adequate Financing on Acceptable Terms When Required, Our Business Will Be Adversely Affected.

We believe that our existing cash and cash equivalents are sufficient to support our working capital and investment needs through at least fiscal year 2005, however, we may need to raise additional capital in the future. We may seek funding through additional pubic or private equity offerings or debt financings. Our ability to raise additional capital, however, will be heavily influenced by the investment market. Additional financing may not be available when needed, or, if available, may not be available on favorable terms. If we cannot obtain adequate financing on acceptable terms when such financing is required, our business will be adversely affected.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

If We Cannot Maintain Compliance with the Requirements for Continued Listing on the Nasdaq SmallCap Market, Our Common Stock Could Be Delisted—As a Result, the Market Price and Liquidity of Our Common Stock Might Decline and Our Ability to Raise Capital Might Be Impaired.

Effective as of the opening of business on January 29, 2003, we effected a reverse stock split of our Common Stock. The purpose of the reverse stock split was to increase the per share price of our Common Stock in order to comply with the minimum bid price listing of Nasdaq. We had previously been notified that we were not in compliance with the $1.00 minimum share price requirement for continued listing on the Nasdaq SmallCap Market. In order to regain compliance, the bid price of our Common Stock had to close at or above $1.00 per share for a minimum of 10 consecutive trading days. On each of the 10 consecutive trading days including and following January 29, 2003, the bid price of our Common Stock closed at or above $1.00 per share. Accordingly, we regained compliance with the minimum share price requirement for continued listing on the Nasdaq SmallCap Market. There can be no assurance, however, that the market price of our Common Stock will not subsequently decrease to a level that causes us to again face de-listing, or that our market capitalization will not subsequently be less than our market capitalization before the reverse stock split. The delisting of our Common Stock from the Nasdaq SmallCap Market may materially impair your ability to buy and sell shares of our Common Stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Common Stock. In addition, the delisting of our Common Stock could significantly impair our ability to raise capital should we desire to do so in the future. There is no assurance that we will continue to comply with the minimum bid or other continuing listing requirements of the Nasdaq SmallCap Market.

We Rely on a Small Number of Customers and Cannot Be Certain They Will Consistently Purchase Our Products in the Future.

In the fiscal year ended June 30, 2004, our two largest customers represented approximately 24% and 22%, respectively, of our total revenues. In the fiscal year ended June 30, 2003, our two largest customers represented approximately 44% and 17%, respectively, of our total revenues. In the fiscal year ended June 30, 2002, our largest customers represented approximately 23% and 18%, respectively, of our total revenues. No other customer accounted for more than 10% of our revenues during those periods.

In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. We cannot be certain that such customers will consistently purchase our products at any particular rate over any subsequent period.

We Rely Heavily Upon the Talents of Our Chief Executive Officer and Chief Scientist, The Loss of Whom Could Severely Damage Our Business.

Our performance depends to a large extent on a small number of key scientific, technical, managerial, and marketing personnel. In particular, we believe our success is highly dependent upon the services and reputation of our Chief Executive Officer, Mr. Richard E. Forkey. Loss of Mr. Forkey’s services could severely damage our business.

Additionally, Dr. Joseph N. Forkey was appointed our Chief Scientist in September 2003. Dr. Forkey’s appointment is expected to provide us with significant additional capabilities in optical instrument development, in management of new technology and in potentially significant longer-term initiatives in Biophysics and Biomedical instrumentation, as well as new photonics-based market opportunities. Dr. Forkey, in his capacity as Chief Scientist, expects to continue to explore the development and application of optical-based microscopic single-molecule technologies. The loss of Dr. Forkey’s scientific contributions could severely damage our business.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

We Must Continue to be Able to Attract Employees With the Scientific and Technical Skills That our Business Requires--If We Are Unable to Attract and Retain Such Individuals, Our Business Could Be Severely Damaged.

Our ability to attract employees with a high degree of scientific and technical talent is crucial to the success of our business. There is intense competition for the services of such persons, and we cannot guarantee that we will be able to attract and retain individuals possessing the necessary qualifications.

We Have a Number of Large, Well-Financed Competitors Who Have Research and Marketing Capabilities That Are Superior to Ours.

The industries in which we compete are highly competitive. Many of our existing and potential competitors have greater financial resources and manufacturing capabilities, more established and larger marketing and sales organizations and larger technical staffs than we have. Other companies, some with greater experience in the telecommunications, optics, semiconductor or medical products industries, are seeking to produce products and services that compete with our products and services.

We Are Subject to a High Degree of Regulatory Oversight--We Cannot Be Certain That We Will Continue to Receive the Necessary Regulatory Approvals.

The FDA has allowed us to market the medical products we currently sell in the United States. However, prior FDA approval may be required before we can market additional medical products that we may develop in the future. We may also seek to sell current or future medical products in a manner that requires us to obtain FDA permission to market such products. We may also require the regulatory approval or license of other federal, state or local agencies or comparable agencies in other countries.

We cannot be certain that we will continue to receive the FDA’s permission to market our current products or obtain the necessary regulatory permission, approvals or licenses for the marketing of any of our future products. Also, we cannot predict the impact on our business of FDA regulations or determinations arising from future legislation or administrative action.

We Face Risks Inherent in Product Development and Production Under Fixed Price Contracts--We Cannot Be Sure That These Contracts Will Be Profitable over Time.

A significant portion of our business has been devoted to research, development and production under fixed price contracts. For our purposes, a fixed price contract is any contract under which we will provide products or services for a fixed price over an extended period of time (usually six months or longer). In our 2004, 2003, and 2002 fiscal years, fixed price contracts represented approximately 29%, 64% and 58%, respectively, of our total revenues. We expect that revenues from fixed price contracts will continue to represent a significant portion of our total revenues in future fiscal years.

Because they involve performance over time, we cannot predict with certainty the expenses involved in meeting our obligations under fixed price contracts. Therefore, we can never be sure at the time we enter into any single fixed price contract that such contract will be profitable for us.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

Third Parties May Infringe on Our Patents--As a Result, We Could Incur Significant Expense in Protecting Our Patents or Not Have Sufficient Resources to Protect Them.

We hold a number of patents that are important to our business. Although we are not currently aware of any past or present infringements of our patents, we plan to protect these patents from infringement and obtain additional patents whenever feasible. To this end, we have obtained confidentiality agreements from our employees and consultants and others who have access to the design of our products and other proprietary information. Protecting and obtaining patents, however, is both time consuming and expensive. We therefore may not have the resources necessary to assert all potential patent infringement claims or pursue all patents that might be available to us.

Third Parties May Claim that We Have Infringed on Their Patents--As a Result, We Could Be Prohibited from Using All or Part of Any Technology Used in Our Products.

Should third parties claim a proprietary right to all or part of any technology that we use in our products, such a claim, regardless of its merit, could involve us in costly litigation. If successful, such a claim could also result in us being unable to freely to use the technology that was the subject of the claim, or sell products embodying such technology.

We Depend on the Availability of Certain Key Supplies and Services That Are Available From Only a Few Sources--If We Experience Difficulty with a Supplier, We May Have Difficulty Finding Alternative Sources of Supply.

Certain key supplies used in our products, particularly precision grade optical glass, are available from only a few sources, each of which is located outside the United States. Also, outside vendors grind and polish certain of our lenses and other optical components, such as prisms and windows. Based upon our ordering experience to date, we believe the materials and services required for the production of our products are currently available in sufficient quantities. Our requirements are small relative to the total supply, and we are not currently encountering problems with availability. However, this does not mean that we will continue to have timely access to adequate supplies of essential materials and services in the future or that supplies of these materials and services will be available on satisfactory terms when the need arises. Our business could be severely damaged if we become unable to procure essential materials and services in adequate quantities and at acceptable prices.

From time to time, certain of our products may be produced for us by subcontractors, and our business is subject to the risk that these subcontractors fail to make timely delivery. Our products and services are also from time to time used as components of the products and services of other manufacturers. We are therefore subject to the risk that manufacturers that integrate our products or services into their own products or services are unable to acquire essential supplies and services from third parties in a timely fashion.

Our Customers May Claim that the Products We Sold Them Were Defective--If Our Insurance Is Not Sufficient to Cover a Claim, We Would Be Liable for the Excess.

Like any manufacturer, we are and always have been exposed to liability claims resulting from the use of our products. We maintain product liability insurance to cover us in the event of liability claims, and no such claims have been asserted or threatened against us to date. However, we cannot be certain that our insurance will be sufficient to cover all possible future product liabilities.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES

We Would Be Liable If Our Business Operations Harmed the Environment--Failure to Maintain Compliance with Environmental Laws Could Severely Damage Our Business.

Our operations are subject to a variety of federal, state and local laws and regulations relating to the protection of the environment. From time to time, we use hazardous materials in our operations. Although we believe that we are in compliance with all applicable environmental laws and regulations, our business could be severely damaged by any failure to maintain such compliance.